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                                              Filed by Circuit City Stores, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        And deemed filed pursuant to Rule 14a-12
                                          Of the Securities Exchange Act of 1934
                                      Subject Company: Circuit City Stores, Inc.
                                                   Commission File No. 001-05767

          CARMAX SIGNS INVENTORY CREDIT AGREEMENT WITH DAIMLERCHRYSLER
                     SERVICES AND TOYOTA FINANCIAL SERVICES

Richmond, Va., June 4, 2002 - CarMax Auto Superstores, Inc. (NYSE: KMX) today announced that it has entered into a $200 million credit agreement secured by vehicle inventory with DaimlerChrysler Services North America, LLC and Toyota Financial Services.

The credit agreement includes a $100 million revolving loan commitment and a $100 million term loan commitment. The terms for both commitments are a LIBOR-based rate favorable to the company. Both commitments have initial two-year terms, renewable annually thereafter. DaimlerChrysler Services serves as agent for the credit agreement.

"The competitive terms that we have received from two highly respected finance companies demonstrate CarMax's financial strength," said Keith D. Browning, CarMax's executive vice president and chief financial officer. "We believe that this credit facility, along with securitization of finance receivables, sale/leasebacks and internally generated cash from operations, will provide CarMax the capital capacity needed to meet our operational and capital expenditure requirements for the foreseeable future."

"We are excited about building this new relationship with CarMax, to which we'll bring our financial strength and expertise," said Mike L'Archer, vice president
- national accounts, DaimlerChrysler Services. "Together with our partner for this deal, Toyota Financial Services, we have laid the foundation to assist CarMax in their future growth plans. We believe that our specific financial products will assist in the continued success of the CarMax business model."

CarMax is the nation's leading specialty retailer of used cars. With headquarters in Richmond, Va., the company currently operates 41 retail units in 39 locations, including 36 used-car superstores. CarMax also operates 18 new-car franchises, 15 of which are integrated or co-located with its used-car superstores. For more information, access the company's Web site at CarMax.com.

CarMax is a subsidiary of Circuit City Stores, Inc. Circuit City Stores, Inc. has two series of common stock, one of which is the CarMax Group Common Stock, which tracks the performance of the CarMax operations, and the other of which is the Circuit City Group Common Stock (NYSE:CC), which tracks the performance of the Circuit City business and the shares of CarMax Group Common Stock reserved for the Circuit City Group or for issuance to holders of Circuit City Group Common Stock.

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Circuit City Stores, Inc. has previously announced that the company's board of directors has authorized management to initiate a process that would separate the CarMax auto superstore business from the Circuit City consumer electronics business through a tax-free transaction in which CarMax, Inc., presently a wholly owned subsidiary of Circuit City Stores, Inc., would become an independent, separately traded public company. The separation is expected to be completed by late summer, subject to shareholder approval and final approval by the board of directors.

In connection with the proposed separation, CarMax, Inc. has filed with the Securities and Exchange Commission a registration statement, which includes a preliminary proxy statement/prospectus of Circuit City Stores, Inc. and CarMax and other materials. Security holders are urged to read these materials because they will contain important information. Investors may obtain a free copy of these materials, as well as other materials filed with the SEC concerning Circuit City Stores, Inc. and CarMax, Inc., at the SEC's Web site at http://www.sec.gov. At an appropriate time, holders of Circuit City Group and CarMax Group stock will receive a proxy statement and information on how to obtain transaction-related documents from Circuit City Stores at no cost. This release does not constitute an offering of any securities.

With respect to the separation, Circuit City Stores, Inc. and its officers and directors may be deemed to be participants in the solicitation of proxies from the company's shareholders. Information regarding Circuit City's officers and directors is included in Circuit City's proxy statement for its 2002 annual meeting of shareholders filed with the SEC on May 15, 2002. This document is available free of charge at the SEC's Web site or by directing a request to Circuit City Stores, Inc. at 9950 Mayland Drive, Richmond, Virginia 23233,
Attention: Corporate Secretary.

DaimlerChrysler Services North America LLC provides brand specific financing for automotive dealer inventories and retail consumers and does business as Chrysler Financial and Mercedes-Benz Credit. It also finances commercial vehicles for affiliate products such as Freightliner, Sterling and Western Star. The company serves as the headquarters for the operations in the United States, Canada and Mexico and has over 5,000 employees who manage a portfolio of $82 billion with nearly four million contracts. DaimlerChrysler Services North America is a member of the DaimlerChrysler Services Group, headquartered in Berlin, Germany, which operates in 38 countries with an employee base of nearly 10,000 and a global portfolio of EUR 132 billion. DaimlerChrysler Services is one of the leading financial services companies worldwide.

Toyota Financial Services (TFS) is the finance and insurance brand for Toyota in the U.S., offering retail auto financing and leasing through Toyota Motor Credit Corporation (TMCC) and extended service contracts through Toyota Motor Insurance Services (TMIS). Lexus Financial Services is the brand for financial products for Lexus dealers and customers.

TFS is the seventh largest finance company in the United States (according to SNL financial 4/02). TFS currently employs over 2,600 associates nationwide, and has managed assets totaling more than $36 billion. It is part of a worldwide network of comprehensive financial services

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offered by Toyota Financial Services Corporation, a wholly owned subsidiary of
Toyota Motor Corporation.

This release contains forward-looking statements, which are subject to risks and uncertainties, including, but not limited to, risks associated with plans to separate the CarMax business from the company and create an independent, separately traded public company. Additional discussion of factors that could cause actual results to differ materially from management's projections, forecasts, estimates and expectations is contained in Circuit City Stores' SEC filings and the registration statement filed with the SEC in connection with the separation.

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Contact: Dandy Barrett, CarMax Director of Investor Relations, (804) 935-4591